Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company

Amaya Inc. (“Amaya”)

7600 TransCanada Highway

Pointe-Claire, Quebec

H9R 1C8

2.	Date of Material Change

August 11, 2016.

3.	News Release

A news release reporting the material change was issued on August 12, 2016 through CNW Group.

4.	Summary of Material Change

On August 12, 2016, Amaya announced that Rafi Ashkenazi, who was appointed Interim Chief Executive Officer of Amaya in March 2016 and currently serves as Chief Executive Officer of Rational Group, has been appointed Chief Executive Officer of Amaya on a permanent basis. Mr. Ashkenazi’s appointment follows the resignation of David Baazov from all positions with Amaya, effective August 11, 2016.

5.	Full Description of Material Change

See “Summary of Material Change” above.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For further information please contact:

Amaya Inc.

Mr. Daniel Sebag

Chief Financial Officer

Worldwide: 1-514-744-3122

9.	Date of Report

August 12, 2016.